December 7, 2006

Writer’s Direct Dial: +44 (0) 20 7614 2380
Email: pboury@cgsh.com

BY EDGAR

Mr. Anthony Watson

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., MS 3561

Washington, D.C. 20002

United States of America

Re:	National Grid plc – Annual Report on Form 20-F for the fiscal year ended
March 31, 2006 (File No. 001-14958)

Dear Mr. Watson:

By letter dated October 31, 2006 (the “Comment Letter”), the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the fiscal year ended March 31, 2006 (File No. 001-14958) (the “March 31, 2006 Form 20-F”) filed by National Grid plc (the “Company”) with the Commission on June 20, 2006. This letter contains the Company’s responses to those comments.

For convenience, we have reproduced the Staff’s comments below in boldfaced italics and provided responses immediately below them.

Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to them in the March 31, 2006 Form 20-F.

Item 15. Controls and Procedures, page 14

1.

You state that your Chief Executive and Finance Director evaluated the effectiveness of your disclosure controls and procedures. However, your chief executive and finance director only concluded that your disclosure controls and procedures were effective to provide a reasonable level of assurance that the information required to be disclosed in the reports filed under the US Securities Exchange Act of 1934 was recorded, summarized and reported as and when required. Please confirm to us, if true, that the same officers concluded your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please revise the conclusion of your principal executive and principal financial offices in future filings to include the complete definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Alternatively, you may simply state that your disclosure controls and procedures were effective at the reasonable assurance level without providing a definition of disclosure controls and procedures. Refer to Item 15 of Form 20-F.

The Company notes the Staff’s comment and confirms that the Chief Executive and Finance Director concluded that as of the end of the period covered by the March 31, 2006 Form 20-F, the Company’s disclosure controls and procedures were effective to provide a reasonable level of assurance that the information required to be disclosed in the reports that it files or submits under the Act was accumulated and communicated to the Company’s management, including the Chief Executive and Finance Director, as appropriate, to allow timely decisions regarding required disclosure. In future filings, the Company will revise the language included in “Item 15 Controls and Procedures” to include this additional conclusion as requested.

Operating and Financial Review, page 20

2.

We note your presentations of adjusted operating profit, adjusted profit before taxation, adjusted profit/earnings from continuing operations, adjusted earnings per share from continuing operations and adjusted net assets throughout your Operating and Financial Review and the disclosures under “use of adjusted profit measures” on page 33 and Non-GAAP measures on page 155. Please tell us why the adjusted measures best illustrate the underlying business performance given that some of the exceptional items and remeasurements appear to be recurring in nature. Please refer to Question 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” issued June 13, 2003 and available on our website at www.sec.gov/divisions/corpfin/nongaapfaq.htm (hereinafter the “Non-GAAP FAQ”). In any event, in future filings, please disclose:

•	The manner in which management uses the measures to conduct or evaluate performance;
•	The economic substance behind management’s decision to use the measures;
•	The material limitations associated with the use of the measures as compared to the directly comparable IFRS measure and the manner in which management compensates for those limitations; and
•	The substantive reasons why management believes the measures provide useful information to investors.

The Company uses adjusted financial measures internally to measure business performance. Consequently, the Company believes that it is important to communicate clearly to shareholders the financial measures used by the Board of Directors and by management in monitoring the performance of the business, including the performance of the Company’s managers. The Company's internal financial reports are prepared using these adjusted measures and the vast majority of key management’s financial targets are established using adjusted measures as their basis.

The Company considers that the use of these adjusted measures best represents the business performance of the Group. Certain items that are material in nature or in size are excluded in order to remove their distorting impact and thereby allow a clearer and more consistent comparison to be made of performance from year to year. The Company makes these judgments based solely on the nature and/or size of the item concerned and they are not based on whether they are recurring or non-recurring (according to the SEC's definition). In particular, restructuring programmes are considered to meet management’s definition of an adjusting item where they are significant to the segment concerned, they are individually non-recurring and finite in nature, and they are sufficiently important that the Company considers that they should be highlighted to investors.

Remeasurements arising on commodity contracts (other than normal sale and purchase contracts) and on financial instruments as these are recorded in the balance sheet at their fair value are excluded from adjusted financial measures because these carrying values fluctuate (often significantly) from changes in electricity and gas prices and in exchange rates, interest rates or other indices that do not relate to the business performance of the Company.

It should be noted that the Company does not use adjusted measures to eliminate or “smooth” items that would be identified as non-recurring, infrequent or unusual. The categories of items excluded from adjusted measures are not identified as non-recurring, infrequent or unusual, although they may include items that are non-recurring. Rather, these measures are used because they are in line with the basis for internal performance measurement of its senior managers.

In addition, the Company notes that the presentation of adjusted measures contained in the March 31, 2006 Form 20-F is accompanied by the disclosures required by Item 10(e)

of Regulation S-K, including a presentation, with equal or greater prominence, of the most directly comparable unadjusted measures, reconciliations to such unadjusted measures and statements disclosing the additional purposes for which management uses the adjusted measures. These additional disclosures are included in both the Management’s Discussion and Analysis and the audited consolidated financial statements appearing in the March 31, 2006 Form 20-F (the “Consolidated Financial Statements”) themselves, to provide greater transparency and understanding to investors and other users of the accounts.

As a company with shares listed both in its home market and in the United States, the Company also believes that it is important that it treat investors in each market equally and communicate with them in a consistent fashion. Accordingly, the Company believes that it should use in its annual report on Form 20-F the same adjusted measures of business performance that analysts and major institutional investors in the United Kingdom use to evaluate companies in a similar fashion. The Company believes that equal treatment of investors in this respect is particularly important in light of the fact that the Company’s prior accepted practice under UK GAAP included the publication of similar adjusted measures.

The Company would also draw the Staff’s attention to guidance issued by the UK Financial Services Authority, authored by the Committee of European Securities Regulators ("CESR"), on the use of adjusted measures. This guidance acknowledges that it is appropriate to use adjusted measures where management believes it provides useful information to shareholders (CESR report reference CESR/05-178b “CESR Recommendation on Alternative Profit Measures”). Throughout the Form 20-F, adjusted measures are reconciled clearly to the relevant GAAP sub-total in the financial statements and the nature and amount of the differences between the measures are disclosed.

In future filings, in accordance with the Staff’s request, the Company will enhance disclosures to more specifically address the points made in the bulleted paragraphs set out in the Staff’s comment and response to Question No. 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” These disclosures are expected to include discussion similar to that provided above, together with additional commentary as appropriate. The Company also proposes to include a general statement highlighting that our adjusted measures may not be comparable to those of other companies.

Financial position and financial management, page 56

3.

In future filings please include interest payments related to your long-term debt in the table of contractual obligations on page 60. Because the table is aimed at increasing transparence of cash flow, we believe these payments should be included in the table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest rate payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your future cash requirements.

The Company confirms that it will include interest payments in the table of contractual obligations in future filings. For information purposes only, the following table illustrates the disclosure that would have been included in the Annual Report on Form 20-F for the fiscal year ended March 31, 2006 if this approach had previously been adopted.

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual obligations	£m	£m	£m	£m	£m
Total borrowings	13,126	2,839	1,690	1,383	7,214
Derivative financial liabilities	222	92	6	7	117
Estimated interest payments
- non-derivative financial liabilities	5,543	578	964	806	3,195
- derivative financial liabilities	225	42	50	53	80
Operating lease commitments	831	87	156	138	450
Purchase obligations	6,796	2,847	1,688	682	1,579
Trade and other liabilities reflected
in the balance sheet	2,394	1,756	420	125	93
	29,137	8,241	4,974	3,194	12,728

Estimated future interest payments include both fixed and floating rate interest. Interest payable on floating rate financial liabilities has been calculated on the forward interest rate curve at March 31, 2006. The interest obligations in the above table have been calculated assuming that all derivative and non-derivative financial liabilities in existence at March 31, 2006 will be held to maturity and are based on currency exchange rates as at March 31, 2006.

Accounting policies, page 62

4.

In future filings please include an analysis of the sensitivity of changes in assumptions regarding the long-term rate of return and discount rate used in accounting for your pension and post-retirement plans.

The Company confirms that it will provide such an analysis in its Annual Report on Form 20-F for the year ending March 31, 2007. The Company proposes to include the following disclosure in its accounting policy on pensions and other post-retirement benefits in the Annual Report on Form 20-F for the fiscal year ended March31, 2007:

“For the year ended March 31, 2007, holding all other assumptions constant, a 0.1% reduction in the discount rate would lead to an increase in the pension and other post-

retirement benefits obligation of £xx million and an increase in the annual pension cost of £xx million. A 0.1% reduction in the long-term rate of return on assets would lead to an increase in the pension and other post-retirement benefits obligation of £xx million and an increase in the annual pension cost of £xx million.”

Group Income Statement

5.

We note your presentation of exceptional items and remeasurements, of sub-totals before and after these exceptional items and remeasurements and of adjusted earnings per share in your group income statement and notes to the accounts and your disclosure in Note 6 on page 113. We also note your presentation of exceptional items and remeasurements and cash flows from exceptional items in your group cash flow statement. Please tell us your basis for presenting exceptional items and remeasurements in this manner and why your presentations are expressly permitted by IAS 1. Please also explain to us why non-recurring exceptional income or charges do not relate to your underlying financial performance. In this regard, we note that all of these exceptional items incurred on the early redemption of debt and issue costs associated with B shares are classified in operating income. Please refer to Item 10(e) of Regulation S-K.

IAS 1 does not prescribe the format of the income statement, but instead requires preparers to make judgments in terms of the formats to use and the line items, headings and sub-totals to use in presenting the income statement. For example, paragraphs 91 and 92 provide examples of how to apply the nature and function methods of presentation respectively, but in each case it is clear that these examples are, as stated, merely examples and not mandatory formats that must be followed in all circumstances.

IAS 1 does prescribe that certain line items shall be included on the face of the income statement and one total measure of net income (profit or loss for the year), but does not specify any sub-totals or headings to be used; rather, paragraph 83 of IAS 1 states that “...additional line items, headings and sub-totals shall be presented on the face of the balance sheet and income statement when such presentation is relevant to an understanding of the entity's financial performance.”

Operating profit and profit before tax are particular sub-totals that many entities preparing financial statements in accordance with IFRS consider relevant to an understanding of the entity's financial performance and so these sub-totals are commonly seen in IFRS income statements.

As discussed in the response to question 2 above, in the context of the Company, where adjusted measures are the primary measures of business performance used by the Company’s management to monitor business performance, and in the context of the UK investment community where such measures are customarily used, the Company considers that the presentation of adjusted profit measures is expressly permitted by IAS

1 as it is relevant to an understanding of this entity's performance – in effect, these adjusted measures represent a sub-total of financial performance. Investors in the United Kingdom are used to such adjusted measures and have an expectation that these will be used and discussed by entities to explain their financial performance.

In addition, paragraphs 86 and 87 of IAS 1 require preparers to present items that are material by their nature or size, either on the face of the income statement or in the notes to the accounts.  IAS 1 does not specify a method of presentation for disclosing such items on the face of the income statement if a preparer considers that this is the most appropriate place to disclose such items, especially as such items are excluded from the measures that the Company uses to monitor its own financial performance. Accordingly, the Company has discretion to exercise its judgment to present such items in the manner it regards as the most appropriate. Hence, sub-totals representing the adjusted measures of financial performance are shown on the face of the income statement together with the comprehensive unadjusted measure of financial performance.

The Company also notes that paragraph 73 of IAS 33 explicitly refers to the use of adjusted earnings per share measures and requires such measures to be disclosed in the notes to the accounts and to be reconciled to earnings per share and diluted earnings per share and this disclosure is provided in note 14 of the notes to the Consolidated Financial Statements.  Thus such adjusted per share measures are also expressly permitted by IFRS.

With respect to the presentation of the cash flow statement, remeasurements are non-cash items and so need to be added back to operating profit as part of the reconciliation to net cash flow from operations.  The Company believes that adding back the profit impact of exceptional items within the reconciliation and then showing the cash flows relating to exceptional items as a reconciling item provides a clear presentation of the cash flow impact of exceptional items to readers of the financial statements, whilst at the same time meeting the requirements of IAS 7 concerning the use of the indirect method.

As noted in the response to question 2 above, the Company considers that certain items, whether recurring or non-recurring (within the meaning of Item 10(e) of Regulation S-K) should be excluded in order to remove their distorting impact so that a clearer comparison can be made of performance from year to year. The Company considers that it is appropriate that individual items classified as material in nature or size (e.g. restructuring program, gain or loss on disposals of businesses or associates, or material changes in legacy decommissioning and environmental liabilities) should be removed in order to aid investors’ understanding of the Company’s business performance, whilst in addition certain items (i.e. remeasurements) that are linked to factors completely outside management's control (e.g. electricity and gas prices, exchange rates, interest rates and other indices such as retail price inflation) are also unrelated to the financial performance for the period and so should be excluded from measures of business performance.

As noted in the response to question 2 above, in connection with its use of the adjusted measures, the Company has provided additional disclosures responsive to the requirements of Item 10(e) of Regulation S-K in both the Management’s Discussion and

Analysis and the Consolidated Financial Statements themselves. In addition, the Company would like to highlight to the Staff that in connection with the Company’s requirement to reconcile the IFRS financial statements to US GAAP, the Company has provided, in note 38 of the notes to the Consolidated Financial Statements, condensed income statements and balance sheets on a US GAAP basis, the purpose of which is to disclose, among other items, the presentational differences between IFRS and US GAAP as it relates to the inclusion of these adjusted measures on the face of the financial statements and increase the transparency of the Company’s disclosures.

The Company will reconsider the wording of note 6 of the notes to the Consolidated Financial Statements in future filings, to make it clear that the measures of financial performance which exclude exceptional items and remeasurements (whether recurring or non-recurring) are alternative measures of performance as compared with the comprehensive unadjusted measures of financial performance.

With regard to the Staff’s comment on exceptional items incurred on the early redemption of debt and issue costs associated with B shares, the Company can confirm that these costs have not been included within operating income, but have been disclosed within the “Interest expense and other finance costs” line in the income statement, as detailed in note 6 of the notes to the Consolidated Financial Statements.

6.

Please tell us what consideration you gave to disclosing operating costs related to revenues separately from other operating costs such as those related to administrative and corporate activities. Please refer to paragraph 92 of IAS 1.

The method of presentation set out in paragraph 92 of IAS 1, the function of expense or “cost of sales” method, is more commonly used by manufacturers and retailers. Such companies often sell individual units of product and the directly related costs of purchase or production of the individual units of product can be identified separately from other costs in order to report a gross profit figure. The gross profit figure is often used by such companies as a key internal management reporting measure, typically representing sales/revenue value less direct costs of purchase/production. Costs included in such a presentation are normally volume-related and vary with the number of units sold.

Companies like National Grid, which provide a service or where there is no direct relationship between the unit of sale and the costs incurred, typically use the format set out in paragraph 91 of IAS 1, the nature of expense method. National Grid therefore uses this method and discloses expenses classified by nature in note 5 of the notes to the Consolidated Financial Statements.

National Grid is not a retailer or manufacturer and for Group revenue there is no direct link between this activity and the costs incurred, therefore the Company believes it is not appropriate to use the format in paragraph 92. The allocation of certain expenses to cost of sales would be arbitrary, and the Company believes it would not provide meaningful information for investors and would potentially provide misleading information to investors. The focus of management and of investors is on the nature of the Group’s costs, rather than on the classifications in paragraph 92.

Group Cash Flow Statement, page 103

7.	Please tell us your basis for starting your cash flow statement using total operating profit as opposed to profit for the year or profit before taxation. Please refer to paragraph 20 of IAS 7.

Paragraph 20 of IAS 7 does not specify the measure of profit or loss that, under the indirect method of presentation, is required to be reconciled to net cash flow from operating activities. This is consistent with IAS 1, which does not specify any intermediate profit or loss measures (such as operating profit or profit before taxation), but instead requires preparers to select sub-totals based on their relevance to an understanding of an entity’s financial performance (IAS 1 paragraph 83).

Appendix A to IAS 7 uses profit before taxation (a sub-total not specified by IAS 1) rather than profit for the year as its starting point for the indirect method, as the intention of the standard was not to specify a specific profit measure to use. The section headed “alternative presentation (indirect method)” at the end of Appendix A of IAS 7 suggests that an “operating profit before working capital changes” measure could be used rather than using a measure from the face of the income statement.

The Company selected operating profit as the most appropriate sub-total measure to use in preparing the cash flow statement as it is presented on the face of the income statement and requires fewer adjustments to arrive at net cash flow from operations than would profit before taxation or profit for the year.

The Company also notes that this style of presentation is not unusual and has been used by many other IFRS preparers in the United Kingdom.

8.

Please tell us the accounting literature that you considered in presenting the “changes in working capital” line item as opposed to separately disclosing changes in each significant current asset and liability reflected in your group balance sheet. Refer to paragraph 20(a) and Appendix A of IAS 7.

Paragraph 20(a) of IAS 7 requires preparers to adjust profit for the effect of changes during the period in working capital (i.e. inventories and operating receivables and payables) but does not specify whether these changes should be disclosed individually or in aggregate.

The Company believes that the decision on whether to disclose (as in the example in Appendix A to IAS 7) these items separately depends on the relevance of those movements to the entity and on their materiality. In our case, movements in receivables of £(203) million, inventories of £(12) million and payables of £3 million are not significant in the context of cash flows from operating activities of £2,971 million, in particular as the nature of our operating cycle is such that significant swings in operating receivables and payables do not regularly occur (other than non-cash exchange movements). This differs from the example in Appendix A to IAS 7 where the movements in inventories and in trade payables were each in excess of the total cash flow from operating activities and, therefore, deserve separate disclosure.

The Company therefore considered that in the context of their relative sizes compared with the total cash flow from operating activities that it was not necessary to separate out the individual components of the movements in working capital. However, the Company will reconsider this presentation in the future if there are any material changes.

Note 18. Property, plant and equipment, page 126

9.

In the light of the significance of these assets and their depreciation to your financial statements, please disclose in future filings your plant and machinery category in further detail such as those categories disclosed on page 95. Please refer to paragraph 73 of IAS 16.

It is the Company’s belief that the property, plant and equipment disclosures in note 18 of the notes to the Consolidated Financial Statements do meet the requirements of IAS 16 in that disclosure is made in respect of each of the four classes of property, plant and equipment controlled by the Company, namely:

•	land and buildings;
•	plant and machinery;
•	assets in the course of construction; and
•	motor vehicles and office equipment.

However, in the interests of providing shareholders with greater information, the Company provides more granular information on the differing depreciable lives within the plant and machinery class. This is partly because some of these categories (i.e. sub-classes) of plant and machinery do have differing depreciable lives, but also in order to provide readers with more information on the main types of asset included within this class including the sub-classes of electricity plant, interconnector assets and gas mains.

With regard to the other sub-classes of plant and machinery identified in the accounting policies, these represent a relatively small amount of the total plant and machinery net book value reported as at March 2006 (gas plant – storage less than 0.3%, gas plant – meters around 5%, and wireless towers/infrastructure less than 4%).

The Company considers that it may have been disclosing more information than absolutely necessary on page 95, especially in light of the immaterial amounts involved in some of the asset sub-classes.

The Company believes it appropriate to continue to give additional granularity on the nature of the assets and their depreciable lives included within the plant and machinery class; however, the Company will re-evaluate the presentation and content of this disclosure in future Form 20-F filings. In particular, the Company does accept that it would be helpful to align the category/sub-class descriptions used in the accounting policy note on page 95 and so in future Form 20-F filings it will identify which class of property, plant and equipment each category of asset identified falls within.

Note 19. Investment in joint ventures, page 127

10.	In future filings please disclose the events and circumstances that led to the reversal of the impairment provision. Refer to paragraph 130 of IAS 36.

For the year ended March 31, 2006, the Company recorded a £13 million reversal of impairment in the investment in its joint venture, Copperbelt Energy Corporation (“CEC”). As at March 31, 2006, the Group had agreed, but not completed, the sale of its interest in CEC at a sales price that was £13 million higher than the net carrying value of the investment after prior year impairments. As the sale process was at an advanced stage and the Company therefore had a strong indication of an increase in the investment’s external market value, a reversal of impairment was recognized in line with IAS 36 and IFRS 5. The impairment reversal amounted to 0.5% of operating profit, and hence the Company considered that non-disclosure of the reasons giving rise to the reversal of the impairment provision was permissible on the grounds of materiality.

However, in accordance with the Staff’s request, the Company confirms that it will disclose this information in its Annual Report on Form 20-F for the year ending March 31, 2007.

Note 31. Share capital, page 141

11.

Please tell us what consideration you gave to disclosing the accounting policies and methods used to account for the B shares and the significant terms and conditions of the B shares pursuant to paragraphs 60 and 62 of IAS 32 and why such disclosures are not required.

Under the B share arrangement, B shares with a nominal value of £2,009 million were issued during the year ended March 31, 2006 to shareholders. This arrangement was subject to shareholder approval and a circular was sent to shareholders providing full details of the B share arrangements.

Under IFRS the issue of the B shares was recorded as an issue of debt rather than of equity, resulting in an increase in borrowings and a corresponding reduction in equity. As expected, during the year the Company settled the majority of its obligations in connection with the B share arrangement and made payments totaling £1,957 million as disclosed in the cash flow statement. Consequently, at March 31, 2006 the outstanding financial liability in respect of the B shares amounted to just £52 million.

Paragraph 62 of IAS 32 requires disclosure of terms and conditions of financial instruments where they are significant to the financial position of an entity or its future operating results. As the financial liability in respect of the B shares amounted to £52 million as at March 31, 2006, it did not represent a significant class of financial liabilities in the context of National Grid’s total financial liabilities of £13,129 million.

Hence the Company considered that, as at March 31, 2006, the B shares did not constitute a significant financial instrument requiring disclosure under paragraph 62 of IAS 32.

Note 32. Reconciliation of movements in total equity, page 145

12.	Please tell us how the purchase of treasury shares reflected in your group cash flow statement is presented in the reconciliation. Please refer to paragraph 34 of IAS 32 and paragraph 76(a) of IAS 1.

The reconciliation of movements in total equity includes “movement in shares held in employee trusts” of £19 million. This comprises proceeds from the sale of shares of £26 million net of purchases of treasury shares of £7 million. The proceeds from the sale of shares are reported within “proceeds from issue of share capital” in the cash flow statement.

Following the above transactions, the Group did not hold any treasury shares at March 31, 2006. The disclosures required by IAS 32 paragraph 34 and IAS 1 paragraph 76(a) are reported in the notes to the financial statements (note 32) as permitted by IAS 32 paragraph 34.

13.

We note your disclosure regarding other reserves. Please explain to us in greater detail the nature and purpose of the reserves and how they arose. Please also tell us your basis for reflecting the reserves and a separate classification of equity.

The other reserves arose primarily as a result of the application of merger accounting principles under UK GAAP (pooling of interests), which under IFRS 1 was retained for mergers that occurred prior to the IFRS transition date of April 1, 2004. Under merger accounting principles, the difference between the carrying value of the investment in the accounts of the acquiring vehicle and the capital structure of the acquired business is treated as a merger difference and included within reserves.

The Company believes that it is necessary to show these amounts as a separate classification of equity, as the amounts included in other reserves are not attributable to any of the other classes of equity presented. The Company will include disclosures regarding its accounting policy on other reserves in future filings on Form 20-F.

Note 37. Differences between IFRS and US generally accepted accounting principles, page 150

14.

Please disclose the components and their amounts of regulatory assets and liabilities recognized under US GAAP in note b) on page 150. Additionally, please disclose regulatory assets not earning a return and their remaining recovery period. Refer to paragraph 20 of SFAS 71.

The Company confirms that it will provide additional information on the components and their amounts of regulatory assets and liabilities recognized under US GAAP in future Form 20-F filings.

If it had made such a disclosure in respect of the year ended March 31, 2006, the following amounts would have been presented:

	2006	2005
Net regulatory assets	£m	£m
Stranded costs and CTC related	1,355	1,475
Purchased power and deferrals	124	304
Derivative instruments	478	327
Environmental, remediation and decommissioning	418	412
Pensions and post-retirement benefits	265	305
Other	62	(77)
Impact of US regulatory accounting	2,702	2,746

SFAS No. 71, paragraph 20, requires disclosure of the remaining amounts and recovery periods of regulatory assets which are being recovered outside of rate base without a return on investment. Rate base represents cash expenditures for plant facilities and other cash-based deferred assets required in supplying utility service to customers. Regulatory assets are either deferrals of cash outlays or offsets to accrued liabilities (that is, non-cash-based regulatory assets). Paragraph 20 applies only to cash-based regulatory assets. All our cash-based regulatory assets earn a rate of return characteristic of the cost of capital or are a component of our utility rate base. For this reason, we have made no disclosure pursuant to paragraph 20.

15.

Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in note c on page 150 in accordance with paragraph 12 of APB 22.

For its largest UK pension plan, the Company uses fair market value as the market-related value of the plan assets. The fair value of assets in this plan at March 31, 2006 was £12,730 million, representing 80% of the fair value of assets in all the Company’s pension and post-retirement benefit plans (£15,926 million).

The Company’s other pension plans calculate market-related value so as to recognize gains and losses uniformly over a five-year period. Rather than recognizing the difference between the actual return and the expected return in full, each year only one-fifth of this difference is recognized, with the remainder deferred to be recognized in future periods.

The Company is examining the different approaches in its plans, with a view to adopting a consistent approach across all plans, as appropriate.

The Company shall disclose in future Form 20-F filings how the market-related value of plan assets is determined.

16.

Please tell us why the classification of accrued interest in borrowings in accordance with IAS 39 is not considered a presentation difference between IFRS and US GAAP that should be disclosed on page 155.

The Company agrees that the classification of accrued interest in borrowings should be a presentation difference between IFRS and US GAAP. The Company proposes to make the required disclosures in future Form 20-F filings.

As set out in the reconciliations provided in the response to question 17 below, the Company did not reclassify the accrued interest balance in preparing the 2006 US GAAP balance sheet. The Company proposes to amend this in its next report on Form 20-F.

Note 38. Condensed US GAAP financial information, page 159.

17.

Please provide us with reconciliations of the adjustments to profit for each year to conform with US GAAP in Note 37 to the US GAAP adjustments in the condensed income statements. Please also provide us with an analysis for each line item appearing the group balance sheet that would enable reconciliation to the condensed balance sheets for each year. In future filings, please consider presenting the adjustments in manner that enables a reader to reconcile the amounts presented in your financial statements to the amounts presented in the condensed US GAAP information.

The detailed reconciliations requested have been included with this return (please see Appendix 1 attached to this letter for detailed reconciliations between IFRS and US GAAP income statements and balance sheets for the years ended March 31, 2006 and 2005).

This information is being supplied to the Staff as a supplement to the US GAAP information provided in the Company’s Form 20-F. The Company does not propose to include this information in future filings on Form 20-F as it believes this level of detail is not appropriate for our investors. The Company already includes in its Form 20-F supplemental US GAAP income statement and balance sheet disclosures which go beyond the information required under Item 18 of Form 20-F.

18.	Please tell us the nature and purpose of the “Other reserves” line item included in the shareholders’ equity section of your balance sheets.

The other reserves amount in the US GAAP balance sheet arose as a result of a group reconstruction carried out by National Grid during the year ended March 31, 2002, which involved the creation of a new parent company. The balance in other reserves represents the difference between the carrying value of the investment in the former holding company as reported by the new parent company and the capital structure of the former holding company. As this group reconstruction did not constitute an acquisition (in that National Grid shareholders remained owners both before and after the reconstruction), purchase accounting principles were not applied and instead this was accounted for as a transaction between entities under common control for purposes of US GAAP.

The Company believes that it is necessary to show this amount as a separate classification of equity as the amount included in other reserves is not attributable to any of the other classes of equity presented. However, the Company will include in future Form 20-F filings a description of the nature of the other reserve.

19.	Please tell us the nature of the £240 million reclassification between cash and cash equivalents and marketable securities.

In preparing the primary financial statements for the year ended March 31, 2006, the Company was required to convert comparative financial information for the year ended March 31, 2005, previously prepared under UK GAAP, to conform with IFRS. As part of the conversion process, the Company analyzed the constituent balances within cash and current asset investments in order to present them under the IFRS classifications of cash and cash equivalents and financial investments.

In undertaking this exercise, the Company identified that certain marketable securities in the balance sheet as at March 31, 2005, principally within its insurance subsidiary undertakings, had been incorrectly classified as cash and cash equivalents for US GAAP purposes even though they had been correctly classified for UK GAAP purposes. These investments represent amounts placed with fund managers, who invest in bond and equity portfolios, and are held to fund potential insurance claims.

In preparing the financial statements for the year ended March 31, 2006, the Company concluded that it was appropriate to adjust the US GAAP comparative balance sheet to reflect this matter and accordingly the Company disclosed the nature and amount of the change within its condensed US GAAP financial information. The misclassification did not materially affect cash flow from operating activities nor the total amount of current assets, net income or net equity, and therefore the Company believes this was the most appropriate way to correct the misclassification.

* * *

In addition to the foregoing comments, the Staff’s comment letter sought a statement regarding the following matters from the Company. The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information regarding these responses, please direct them to me at +44 (0) 20 7614 2380 or by fax at +44 (0) 20 7600 1698, or to Steve Noonan, Group Financial Controller of National Grid plc, at +44 (0) 20 7004 3000 or by fax at +44 (0) 20 7004 3004.

Yours sincerely,

/s/ PIERRE-MARIE BOURY

Pierre-Marie Boury

Cleary Gottlieb Steen & Hamilton LLP

cc:	Roger Urwin, Group Chief Executive, National Grid plc
Steve Holliday, Deputy Group Chief Executive, National Grid plc
Steve Lucas, Group Finance Director, National Grid plc
Steve Noonan, Group Financial Controller, National Grid plc

Appendix 1

Income statement reconciliation for the year ended 31 March 2006

Income Statement	IFRS	Depreciation of PP&E	US regulatory accounting	Pensions and other post-retirement benefits	Financial instruments	Severance costs	Revenue recognition	Amortisation of intangibles	Interest on discounted provisions	Deferred taxation	Other / reclassifications	Goodwill	US GAAP
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Group revenue	9,193	-	89	-	-	-	(48)	-	(18)	-	-	-	9,216
Other operating income	80	(29)	(1)	-	-	-	-	-	-	-	-	-	50
Operating costs:
Depreciation	(895)	(98)	11	(38)	-	-	-	-	-	-	3	-	(1,017)
Payroll and severance costs	(892)	-	-	13	-	(50)	-	-	-	-	(4)	-	(933)
Purchases of electricity	(1,977)	-	(116)	-	-	-	-	-	-	-	-	-	(2,093)
Purchases of gas	(566)	-	3	-	-	-	-	-	-	-	-	-	(563)
Rates and property taxes	(443)	-	(2)	-	-	-	-	-	-	-	-	-	(445)
Electricity scheme costs	(536)	-	-	-	-	-	-	-	-	-	-	-	(536)
Doubtful debts	(24)	-	-	-	-	-	-	-	-	-	-	-	(24)
Other charges	(1,501)	-	(271)	-	-	(13)	-	(2)	(8)	-	(50)	-	(1,845)
	(6,834)	(98)	(375)	(25)	-	(63)	-	(2)	(8)	-	(51)	-	(7,456)
Operating Profit	2,439	(127)	(287)	(25)	-	(63)	(48)	(2)	(26)	-	(51)	-	1,810
Net finance costs	(663)	-	12	(31)	(130)	-	-	-	12	-	49	-	(751)
Share of post-tax results of joint ventures	3	-	-	-	-	-	-	-	-	-	(3)	-	-
Profit before taxation	1,779	(127)	(275)	(56)	(130)	(63)	(48)	(2)	(14)	-	(5)	-	1,059
Taxation	(562)	-	6	-	-	-	-	-	-	208	-	-	(348)
Profit for the year	1,217	(127)	(269)	(56)	(130)	(63)	(48)	(2)	(14)	208	(5)	-	711
Attributable to minority interests	(2)	-	-	-	-	-	-	-	-	-	(1)	-	(3)
Interest in equity accounted affiliates		-	-	-	-	-	-	-	-	-	3	-	3
Net income from continuing operations	1,215	(127)	(269)	(56)	(130)	(63)	(48)	(2)	(14)	208	(3)	-	711
Net income from discontinued operations	2,633	(827)	-	(127)	-	-	-	-	-	286	-	(1,369)	596
Net income for the year	3,848	(954)	(269)	(183)	(130)	(63)	(48)	(2)	(14)	494	(3)	(1,369)	1,307

Income statement reconciliation for the year ended 31 March 2005

Income Statement	IFRS	Depreciation of PP&E	US regulatory accounting	Pensions and other post-retirement benefits	Financial instruments	Severance costs	Revenue recognition	Amortisation of intangibles	Interest on discounted provisions	Deferred taxation	Other / reclassifications	US GAAP
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Group revenue	7,382	-	37	-	-	-	5	-	-	-	-	7,424
Other operating income	70	(31)	-	-	-	-	-	-	-	-	-	39
Operating costs:
Depreciation	(774)	(133)	(26)	-	-	-	-	-	-	-	(32)	(965)
Payroll and severance costs	(919)	-	58	15	-	11	-	-	-	-	(30)	(865)
Purchases of electricity	(1,496)	-	(182)	-	-	-	-	-	-	-	-	(1,678)
Purchases of gas	(357)	-	-	-	-	-	-	-	-	-	-	(357)
Rates and property taxes	(406)	-	-	-	-	-	-	-	-	-	-	(406)
Electricity scheme costs	(301)	-	-	-	-	-	-	-	-	-	-	(301)
Doubtful debts	(41)	-	-	-	-	-	-	-	-	-	-	(41)
Other charges	(1,016)	(7)	(96)	(27)	-	51	-	(2)	-	-	51	(1,046)
	(5,310)	(140)	(246)	(12)	-	62	-	(2)	-	-	(11)	(5,659)
Operating Profit	2,142	(171)	(209)	(12)	-	62	5	(2)	-	-	(11)	1,804
Net finance costs	(706)	-	(37)	14	254	-	-	-	-	-	15	(460)
Share of post-tax results of joint ventures	3	-	-	-	-	-	-	-	-	-	(3)	-
Profit before taxation	1,439	(171)	(246)	2	254	62	5	(2)	-	-	1	1,344
Taxation	(319)	-	-	-	-	-	-	-	-	16	-	(303)
Profit for the year	1,120	(171)	(246)	2	254	62	5	(2)	-	16	1	1,041
Attributable to minority interests	-	-	-	-	-	-	-	-	-	-	(2)	(2)
Interest in equity accounted affiliates		-	-	-	-	-	-	-	-	-	(2)	(2)
Net income from continuing operations	1,120	(171)	(246)	2	254	62	5	(2)	-	16	(3)	1,037
Net income from discontinued operations	304	(62)	-	-	-	-	8	-	-	12	5	267
Net income for the year	1,424	(233)	(246)	2	254	62	13	(2)	-	28	2	1,304

Balance sheet reconciliation as at 31 March 2006

Balance Sheet	IFRS	Property, plant and equipment	Goodwill	US regulatory accounting	Pensions and other post-retirement benefits	Financial instruments	Severance liabilities	Revenue recognition	Intangible assets	Provisions	Non-reversal of impairments	Deferred taxation	Other / reclassific-ations	US GAAP
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Current assets
Cash and cash equivalents	1,452	-	-	-	-	-	-	-	-	-	-	-	14	1,466
Financial investments	384	-	-	-	-	-	-	-	-	-	-	-	-	384
Derivative assets	314	-	-	-	-	(314)	-	-	-	-	-	-	-	-
Accounts and notes receivable	838	-	-	-	-	-	-	-	-	-	-	-	-	838
Inventories	108	-	-	-	-	-	-	-	-	-	-	-	-	108
Regulatory assets < 1 year	-	-	-	246	-	-	-	-	-	-	-	-	-	246
Prepaid expenses and other current assets	681	-	-	(27)	-	-	-	(42)	-	-	-	-	-	612
Intangibles	41	-	-	-	-	-	-	-	-	-	-	-	(41)	-

Total current assets	3,818	-	-	219	-	(314)	-	(42)	-	-	-	-	(27)	3,654

Non-current Assets
PP&E - gross	29,069	1,678	-	-	-	-	-	-	-	-	-	-	(9)	30,738
PP&E - depreciation	(10,134)	(565)	-	222	-	-	-	-	-	-	(26)	-	-	(10,503)
Goodwill - cost	2,156	-	2,771	-	-	-	-	-	-	-	-	-	-	4,927
Goodwill - impairment	(14)	-	(82)	-	-	-	-	-	-	-	-	-	-	(96)
Other intangibles	321	-	-	13	28	-	-	-	28	-	-	-	-	390
Investments	160	-	-	-	-	-	-	-	-	-	-	-	-	160
Regulatory assets	-	-	-	2,805	-	-	-	-	-	-	-	-	-	2,805
Derivative assets	351	-	-	-	-	(351)	-	-	-	-	-	-	-	-
Other Debtors	197	-	-	-	-	-	-	-	-	-	(13)	(159)	187	212

Total assets	25,924	1,113	2,689	3,259	28	(665)	-	(42)	28	-	(39)	(159)	151	32,287

Balance sheet reconciliation as at 31 March 2006

	IFRS	Property, plant and equipment	Goodwill	US regulatory accounting	Pensions and other post-retirement benefits	Financial instruments	Severance liabilities	Revenue recognition	Intangible assets	Provisions	Non-reversal of impairments	Deferred taxation	Other / reclassific-ations	US GAAP
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Current Liabilities
Bank overdrafts	(3)	-	-	-	-	-	-	-	-	-	-	-	-	(3)
Trade and other creditors	(2,095)	-	-	-	-	-	-	-	-	-	-	-	(2)	(2,097)
Borrowings and derivative liabilities	(2,839)	-	-	-	-	229	-	-	-	-	-	-	(2)	(2,612)
Derivative liabilities	(92)	-	-	-	-	92	-	-	-	-	-	-	-	-
Current tax liabilities	(419)	-	-	-	-	-	-	-	-	-	-	-	-	(419)
Other Creditors Less than 1 Year	(235)	31	-	-	-	-	-	-	-	-	-	-	39	(165)
Total current liabilities	(5,683)	31	-	-	-	321	-	-	-	-	-	-	35	(5,296)

Non-current liabilities
Borrowings and derivative liabilities	(10,287)	-	-	86	-	333	-	-	-	-	-	-	30	(9,838)
Pensions and other post-retirement benefits	(1,915)	-	-	(291)	858	-	-	-	-	-	-	-	-	(1,348)
Derivative financial liabilities	(130)	-	-	-	-	130	-	-	-	-	-	-	-	-
Deferred tax liabilities	(2,161)	-	-	29	-	-	-	-	-	-	-	(1,931)	-	(4,063)
Other non-current liabilities	(2,255)	1,018	-	(381)	-	-	2	-	-	(154)	-	-	(184)	(1,954)
Total liabilities	(22,431)	1,049	-	(557)	858	784	2	-	-	(154)	-	(1,931)	(119)	(22,499)
Net Assets	3,493	2,162	2,689	2,702	886	119	2	(42)	28	(154)	(39)	(2,090)	32	9,788

Minority interests - equity	(11)	-	-	-	-	-	-	-	-	-	-	-	-	(11)
Minority interests - non equity	-	-	-	-	-	-	-	-	-	-	-	-	(30)	(30)

Total shareholders' equity	3,482	2,162	2,689	2,702	886	119	2	(42)	28	(154)	(39)	(2,090)	2	9,747

Balance sheet reconciliation as at 31 March 2005

Balance Sheet	IFRS	Property, plant and equipment	Goodwill	US regulatory accounting	Pensions and other post-retirement benefits	Financial instruments	Severance liabilities	Revenue recognition	Intangible assets	Provisions	Non-reversal of impairments	Deferred taxation	Other / reclassific-ations	US GAAP
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Current assets
Cash and cash equivalents	272	-	-	-	-	-	-	-	-	-	-	-	13	285
Financial investments	398	-	-	-	-	-	-	-	-	-	-	-	(2)	396
Accounts and notes receivable	553	-	-	(44)	12	-	-	15	-	-	-	-	17	553
Inventories	101	-	-	-	-	-	-	-	-	-	-	-	-	101
Regulatory assets < 1 year	-	-	-	442	-	-	-	-	-	-	-	-	1	443
Prepaid expenses and other current assets	640	-	-	-	-	11	-	(9)	-	-	-	-	(43)	599

Total current assets	1,964	-	-	398	12	11	-	6	-	-	-	-	(14)	2,377

Non-current Assets
PP&E - gross	33,805	360	-	-	-	-	-	-	-	-	-	-	117	34,282
PP&E - depreciation	(11,160)	948	-	219	-	-	-	-	-	-	(29)	-	-	(10,022)
Goodwill - cost	2,045	-	4,110	-	-	-	-	-	-	-	-	-	1	6,156
Goodwill - impairment	(14)	-	(83)	-	-	-	-	-	-	-	-	-	-	(97)
Other intangibles	358	-	-	-	60	-	-	-	30	-	-	-	(176)	272
Investments	148	-	-	-	-	-	-	-	-	-	-	-	4	152
Regulatory assets	-	-	-	2,921	-	-	-	-	-	-	-	-	(14)	2,907
Other Debtors	414	-	-	76	59	830	-	-	-	-	-	(134)	2	1,247

Total assets	27,560	1,308	4,027	3,614	131	841	-	6	30	-	(29)	(134)	(80)	37,274

Balance sheet reconciliation as at 31 March 2005

	IFRS	Property, plant and equipment	Goodwill	US regulatory accounting	Pensions and other post-retirement benefits	Financial instruments	Severance liabilities	Revenue recognition	Intangible assets	Provisions	Non-reversal of impairments	Deferred taxation	Other / reclassific-ations	US GAAP
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Current Liabilities
Bank overdrafts	(18)	-	-	-	-	-	-	-	-	-	-	-	-	(18)
Trade creditors	(1,111)	-	-	-	-	-	-	-	-	-	-	-	-	(1,111)
Borrowings and derivative liabilities	(3,243)	-	-	4	-	8	-	-	-	-	-	-	2	(3,229)
Current tax liabilities	(103)	-	-	-	-	-	-	-	-	-	-	-	24	(79)
Other Creditors Less than 1 Year	(1,499)	70	-	(73)	-	(188)	-	-	-	-	-	-	274	(1,416)
Total current liabilities	(5,974)	70	-	(69)	-	(180)	-	-	-	-	-	-	300	(5,853)

Non-current liabilities
Borrowings and derivative liabilities	(11,047)	-	-	28	-	(544)	-	-	-	-	-	-	88	(11,475)
Pensions and other post-retirement benefits	(2,282)	-	-	(210)	854	-	-	-	-	-	-	-	123	(1,515)
Deferred tax liabilities	(3,189)	-	-	14	-	-	-	-	-	-	-	(2,307)	7	(5,475)
Other non-current liabilities	(2,947)	1,738	-	(631)	(41)	-	65	-	-	(130)	-	-	(381)	(2,327)
Total liabilities	(25,439)	1,808	-	(868)	813	(724)	65	-	-	(130)	-	(2,307)	137	(26,645)

Net Assets	2,121	3,116	4,027	2,746	944	117	65	6	30	(130)	(29)	(2,441)	57	10,629

Minority interests - equity	(10)	-	-	-	-	-	-	-	-	-	-	-	-	(10)
Minority interests - non equity	-	-	-	-	-	-	-	-	-	-	-	-	(28)	(28)

Total shareholders' equity	2,111	3,116	4,027	2,746	944	117	65	6	30	(130)	(29)	(2,441)	29	10,591